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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

(Print or Type Responses)
________________________________________________________________________________
1.   Name and Address of Reporting Person*

   Credit Suisse First Boston,
      on behalf of the Credit Suisse First Boston business unit
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

   11 Madison Avenue
--------------------------------------------------------------------------------
                                    (Street)

   New York                           NY                 10010
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

   Insilco Holding Co. (IHC)
________________________________________________________________________________
3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)

________________________________________________________________________________
4.   Statement for Month/Year

     November 2000
________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)

________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [_]  Form filed by more than one Reporting Person
________________________________________________________________________________

================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           3/12/99        C              41,325      (A)    $0.001      643,254       (I)    (1)(13)(16)
                                                                                                                            (21)(22)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           3/12/99        C               1,646      (A)    $0.001       25,618       (I)    (2)(13)(16)
                                                                                                                            (21)(22)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           3/12/99        C               2,032      (A)    $0.001       31,632       (I)    (3)(13)(16)
                                                                                                                            (21)(22)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           3/12/99        C               2,416      (A)    $0.001       37,607       (I)    (4)(14)(16)
                                                                                                                            (21)(22)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           3/12/99        C                 897      (A)    $0.001       13,966       (I)    (5)(14)(16)
                                                                                                                            (21)(22)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           3/12/99        C               7,337      (A)    $0.001      114,206       (I)    (6)(16)(21)
                                                                                                                                (22)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           3/12/99        C                 668      (A)    $0.001       10,401       (I)    (7)(13)(16)
                                                                                                                            (21)(22)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           3/12/99        C                 130      (A)    $0.001        2,028       (I)    (8)(13)(16)
                                                                                                                            (21)(22)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           3/12/99        C                 186      (A)    $0.001        2,889       (I)    (9)(13)(15)
                                                                                                                        (16)(21)(22)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           3/12/99        C               1,093      (A)    $0.001       17,019       (I)   (10)(17)(21)
                                                                                                                                (22)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           3/12/99        C               1,722      (A)    $0.03                     (I)   (11)(15)(16)
                                                                                                                            (21)(22)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           3/12/99        C               7,793      (A)    $0.001      123,023       (I)   (11)(15)(16)
                                                                                                                            (21)(22)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           3/12/99        C                  80      (A)    $0.001        1,238       (I)   (12)(15)(16)
                                                                                                                            (21)(22)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           3/12/99        C              18,121      (A)    $0.03        18,121       (I)   (16)(19)(20)
                                                                                                                            (21)(22)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock                           3/12/99        C               2,582      (A)    $0.03         2,582       (I)   (16)(18)(21)
                                                                                                                                (22)
====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                 SEC 1474 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                     2.                                                                                   Deriv-    of
                     Conver-                   5.                              7.                         ative     Deriv-   11.
                     sion                      Number of                       Title and Amount           Secur-    ative    Nature
                     or                        Derivative    6.                of Underlying     8.       ities     Secur-   of
                     Exer-            4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                     cise    3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                     Price   Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                   of      action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of             Deriv-  Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative           ative   (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security             Secur-  Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)           ity     Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Class A Warrant for     $0.001  3/12/99   C          41,325  Immed.   8/01/10  Common     41,325          0
the Purchase of Shares                                                         Stock
of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Class A Warrant for     $0.001  3/12/99   C           1,646  Immed.   8/01/10  Common      1,646          0
the Purchase of Shares                                                         Stock
of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Class A Warrant for     $0.001  3/12/99   C           2,032  Immed.   8/01/10  Common      2,032          0
the Purchase of Shares                                                         Stock
of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Class A Warrant for     $0.001  3/12/99   C           2,416  Immed.   8/01/10  Common      2,416          0
the Purchase of Shares                                                         Stock
of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Class A Warrant for     $0.001  3/12/99   C             897  Immed.   8/01/10  Common        897          0
the Purchase of Shares                                                         Stock
of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Class A Warrant for     $0.001  3/12/99   C           7,337  Immed.   8/01/10  Common      7,337          0
the Purchase of Shares                                                         Stock
of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrant for the         $0.01   3/12/99   C           7,945  Immed.   8/15/08  Common      2,582          0
Purchase of Shares                                                             Stock
of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Class A Warrant for     $0.001  3/12/99   C             668  Immed.   8/01/10  Common        668          0
the Purchase of Shares                                                         Stock
of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Class A Warrant for     $0.001  3/12/99   C             130  Immed.   8/01/10  Common        130          0
the Purchase of Shares                                                         Stock
of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Class A Warrant for     $0.001  3/12/99   C             186  Immed.   8/01/10  Common        186          0
the Purchase of Shares                                                         Stock
of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrant for the         $0.01   3/12/99   C          55,757  Immed.   8/15/08  Common     18,121          0
Purchase of Shares                                                             Stock
of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Class A Warrant for     $0.001  3/12/99   C           1,093  Immed.   8/01/10  Common      1,093          0
the Purchase of Shares                                                         Stock
of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Class A Warrant for     $0.001  3/12/99   C           7,793  Immed.   8/01/10  Common      7,793          0
the Purchase of Shares                                                         Stock
of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Warrant for the         $0.01   3/12/99   C           5,298  Immed.   8/15/08  Common      1,722          0
Purchase of Shares                                                             Stock
of Common Stock
------------------------------------------------------------------------------------------------------------------------------------
Class A Warrant for     $0.001  3/12/99   C              80  Immed.   8/01/10  Common         80          0
the Purchase of Shares                                                         Stock
of Common Stock
====================================================================================================================================

Explanation of Responses:

        See Attachment A for footnotes:

Credit Suisse First Boston, acting
solely on behalf of the Credit Suisse
First Boston business unit.

/s/ Lindsay Hollister                                     2/02/01
---------------------------------------------            ---------
**Signature of Reporting Person                            Date
By: Lindsay Hollister,
    Director


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

                                                                    Attachment A

                            Explanation of Responses

(1) These securities are held directly by Donaldson, Lufkin & Jenrette, Inc. ("DLJ") Merchant Banking Partners, II, L.P. ("Partners II") which is a limited partnership.

(2) These securities are held directly by DLJ Merchant Banking Partners II-A, L.P. ("Partners II-A") which is a limited partnership.

(3) These securities are held directly by DLJ Offshore Partners II, C.V. ("Offshore Partners II") which is a limited partnership.

(4) These securities are held directly by DLJ Diversified Partners, L.P. ("Diversified") which is a limited partnership.

(5) These securities are held directly by DLJ Diversified Partners-A, L.P. ("Diversified-A") which is a limited partnership.

(6) These securities are held directly by DLJMB Funding II, Inc. ("Funding II"), which is a Delaware corporation.

(7) These securities are held directly by DLJ Millennium Partners, L.P. ("Millennium") which is a limited partnership.

(8) These securities are held directly by DLJ Millennium Partners-A, L.P. ("Millennium-A") which is a limited partnership.

(9) These securities are held directly by DLJ EAB Partners, L.P. ("EAB") which is a limited partnership.

(10) These securities are held directly by UK Investment Plan 1997 Partners ("1997 Partners") which is a limited partnership.

(11) These securities are held directly by DLJ ESC II, L.P. ("ESC") which is a limited partnership.

(12) These securities are held directly by DLJ First ESC, L.P. ("ESC II") which is a limited partnership.

(13) DLJ Merchant Banking II, Inc. ("MB II Inc.") is the Managing General Partner of each of Partners II, Partners II-A, Millennium and Millennium-A and Advisory General Partner of Offshore Partners II. In addition, DLJ Merchant Banking II, LLC ("MB II LLC") is the Associate General Partner of each of Partners II, Partners II-A, Offshore Partners II, Millennium, Millennium-A and EAB. MB II Inc. is also the Managing Member of MB II LLC.

(14) DLJ Diversified Partners, Inc. ("Diversified Partners") is the Managing General Partner of each of Diversified and Diversified-A. DLJ Diversified Associates, L.P. ("Diversified Associates") is the Associate General Partner of each of Diversified and Diversified-A. Diversified Partners is also the General Partner of Diversified Associates.

(15) DLJ LBO Plans Management Corporation ("DLJ LBO") is the Managing General Partner of EAB, ESC and ESC II.

(16) DLJ Capital Investors, Inc. ("DLJCI") is the sole stockholder of each of DLJ LBO, DLJ Offshore Management, N.V., MB II Inc., Diversified Partners, DLJ Investment Partners, Inc. ("Investment Inc."), DLJ Investment Funding, Inc. ("DLJIF") and Funding II.

(17) These securities are held indirectly by UK Investment Plan 1997, Inc. ("Plan 1997") as General Partner of 1997 Partners.

(18)  These securities are held directly by DLJIF.

(19) These securities are held directly by DLJ Investment Partners, L.P. ("Investment L.P.") which is a limited partnership.

(20) These securities are held indirectly by Investment Inc. as Managing General Partner of Investment L.P. In addition, these securities are held indirectly by DLJ Investment Associates, L.P. ("Investment Associates") as General Partner of Investment L.P. Investment Inc. is also the General Partner of Investment Associates.

(21) Credit Suisse First Boston (USA) Inc. ("CSFB-USA"), a Delaware corporation formerly named Donaldson, Lufkin & Jenrette, Inc. is the sole stockholder of each of DLJCI and Plan 1997.

(22) This Form 4 is being filed by Credit Suisse First Boston (the "Bank"), a Swiss bank, on behalf of itself and its subsidiaries, to the extent that they constitute part of the Credit Suisse First Boston business unit (the "CSFB business unit" or the "Reporting Person"). The CSFB business unit is engaged in the corporate and investment banking, trading (equity, fixed income and foreign exchange), private equity investment and derivatives businesses on a worldwide basis. The Bank and its subsidiaries engage in other separately managed activities, most of which constitute the independently operated Credit Suisse Asset Management business unit; the Credit Suisse Asset Management business unit provides asset management and investment advisory services to institutional investors worldwide.

      Credit Suisse First Boston, Inc. ("CSFBI"), a Delaware corporation, owns 100% of the voting stock of CSFB-USA. The Bank owns a majority of the voting stock, and all of the non-voting stock, of CSFBI. The ultimate parent company of the Bank and CSFBI, and the direct owner of the remainder of the voting stock of CSFBI, is Credit Suisse Group, a corporation formed under the laws of Switzerland ("CSG").

      The principal business of CSG is acting as a holding company for a global financial services group with five distinct specialized business units that are independently operated. In addition to the two business units referred to above, CSG and its consolidated subsidiaries (other than the Bank and its subsidiaries) are comprised of (a) the Credit Suisse Private Bank business unit that engages in the global private banking business;
      (b) the Credit Suisse business unit that engages in the Swiss domestic banking business and (c) the Winterthur business unit that engages in the global insurance business. CSG's business address is Paradeplatz 8, Postfach 1, CH-8070, Zurich, Switzerland.

      CSG, for purposes of federal securities laws, may be deemed ultimately to control the Bank, and the CSFB business unit. CSG, its executive officers and directors, and its direct and indirect subsidiaries (including all of the business units except the CSFB business unit), may beneficially own securities issued by the Issuer or derivative securities relating thereto, and any such securities are not reported in this statement. Due to the separate management and independent operation of its business units, CSG disclaims beneficial ownership of any such securities beneficially owned by its direct and indirect subsidiaries, including the Reporting Person. The Reporting Person disclaims beneficial ownership of any such securities beneficially owned by CSG and any of CSG's and the Bank's other business units.